Exhibit 21.1

SUBSIDIARIES OF GRAN TIERRA ENERGY INC.

The table below sets forth all subsidiaries of Gran Tierra Energy Inc. and the state or other jurisdiction of incorporation or organization of each as of February 18, 2022.

Subsidiary	Jurisdiction of Incorporation
Gran Tierra Resources Limited	Alberta, Canada
Gran Tierra Energy N.V. ULC	Alberta, Canada
Gran Tierra Energy International Holdings Ltd.	Cayman Islands
Petrolifera Petroleum (Colombia) Limited	Cayman Islands
Gran Tierra Energy Cayman Islands Inc.	Cayman Islands
Gran Tierra Energy Colombia, LLC	Cayman Islands
Gran Tierra Colombia Inc.	Cayman Islands
Gran Tierra Energy Resources Inc.	Cayman Islands
Southeast Investment Corporation	Cayman Islands
Gran Tierra Energy Mexico Holdings 1 LLC	Delaware
Gran Tierra Energy Mexico Holdings 2 LLC	Delaware
Gran Tierra México Energy. S.A. de C.V.	Mexico
Gran Tierra Energy International B.V.	Netherlands
Suroco Energy Venezuela	Venezuela